Sub-Item 77K: Changes in registrant's certifying accountant.

On October 6, 1997, Tait Weller & Baker was replaced as the
Registrant's independent certified public accountants. The decision to replace Tait, Weller & Baker was based upon the seperation of certain of the Firm's partners and professional employees who had been the principal; providers of audit, accounting and tax services to the Registrant and who have formed a new independent certified public accounting firm. The Registrant's Board of Directors have approved the change in auditors. Tait, Weller & Baker had served as the Registrant's independent certified public accountants for the period November 8, 1995 (commencement of operations) to October 6, 1997. Tait, Weller & Baker's report of the financial statements of the Registrant for that period did not contain an adverse opinion or disclaimer of opinion or was not qualified or modified as to uncertainty, audit scope or accounting principles.
There were no disagreements with Tait, Weller & Baker on any matter of accounting principals or practices, financial statment disclosure, or auditing scope of procedure during the period from November 8, 1995 to October 31, 1996 and for the interim period from November 1, 1996 through October 6, 1997.

On October 6, 1997, the Registrant's Board of Directors also engaged the firm of Briggs, Bunting & Dougherty, LLP to serve as its independent certified public accountants. The Registrant represents that it had not consulted with Briggs, Bunting & Dougherty, LLP at any time prior to their engagement with respect to the application of accounting principals to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Registrant's financial statements.